Exhibit 99.1

DHT Holdings Announces Receipt of Non-binding Proposal, Adopts One-Year Shareholder Rights Plan

HAMILTON, BERMUDA, January 29, 2017 - DHT Holdings, Inc. (NYSE: DHT) today announced that it has received a non-binding, highly conditional proposal from Frontline Ltd. (NYSE/OSE: FRO) to acquire all of the outstanding shares of common stock of DHT in a stock-for-stock transaction. Frontline has proposed a ratio of 0.725 of a Frontline share for each share of DHT, which represents an implied price of $5.09 per share, based on the closing price of Frontline shares of common stock on January 27, 2017.

In the proposal letter delivered to DHT’s Board of Directors on January 27, 2017, Frontline also disclosed that it has acquired more than 15 million shares of DHT, or approximately 16% of DHT’s outstanding common stock.

Consistent with its fiduciary duties, DHT’s Board will evaluate the proposal from Frontline and respond accordingly in due course.

In light of the developments, the Board has unanimously adopted a one-year shareholder rights plan and declared a dividend of one preferred share purchase right for each share of DHT common stock outstanding at the close of business on February 9, 2017.   Initially, these rights will not be exercisable and will trade with the shares of DHT’s common stock.

The Board adopted the rights plan in response to Frontline’s acquisition of a significant amount of outstanding common stock. The plan is intended to give the Board and DHT time to properly consider the non-binding proposal and to prevent any bidder or shareholder from acquiring control of DHT in a manner which would be inconsistent with the best interests of DHT and its shareholders.

Under the rights plan, the rights will generally become exercisable only if a person or group acquires beneficial ownership of 10 percent or more of DHT’s common stock (15 percent or more in the case of passive institutional investors). In that situation, each holder of a right will be entitled to purchase, at the then-current exercise price, additional shares of common stock (or equivalents) having a value of twice the exercise price of the right.

In addition, if after a person or group acquires 10 percent or more of DHT’s common stock (15 percent or more in the case of passive institutional investors ), DHT merges into another company, an acquiring entity merges into DHT or DHT sells or transfers more than 50% of its consolidated assets or earning power, then each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock (or equivalents) of the person engaging in the transaction having a then-current market value of twice the exercise price.

Any person or group that already owns 10 percent or more of DHT’s common stock (15 percent or more in the case of passive institutional investors) on January 29, 2017, including Frontline, will not trigger the rights as described above, however, unless that person or group subsequently acquires additional shares of common stock.

In all cases, rights held by any person or group whose actions trigger the rights plan would become void and not be exercisable.

Details about the rights plan will be contained in a Form 6-K to be filed by DHT with the U.S. Securities and Exchange Commission.

Lazard is serving as financial advisor to DHT, and Cravath, Swaine & Moore LLP is serving as legal counsel.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Media  Contacts

Svein Moxnes Harfjeld, Co-CEO, +47 23115080
Trygve P. Munthe, Co-CEO, , +47 23115080

Brunswick Group
Steve Lipin/Darren McDermott: 212-333-3810